July 17, 2009
H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	A.C. Moore Arts & Crafts, Inc.
Registration Statement on Form S-3
Filed June 19, 2009
File No. 333-159558
Form 10-K for Fiscal Year Ended January 3, 2009, as Amended
Filed March 13, 2009 and May 4, 2009, Respectively
File No. 000-23157
Dear Mr. Owings:
     A.C. Moore Arts & Crafts, Inc. (the “Company”) submits the following responses to comments 24 and 25 raised in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated July 14, 2009 (the “Comment Letter”). In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response below.
Amendment No. 1 to Form 10-K for Fiscal Year Ended January 3, 2009
Item 11. Executive Compensation, page 5
Compensation Discussion and Analysis, page 5
24.	We note your statement on page 6 that your Compensation Committee seeks to target pay levels “at the 50th percentile or median of pay levels of comparable positions at comparable companies in the market” and that the Hay Group provides “retail market data.” Please identify the comparable companies to which you compare your company, as well as how they were selected. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company will revise the referenced part of the Compensation Discussion and Analysis as follows which will be contained in the Company’s proxy statement for its annual shareholders meeting in August:

H. Christopher Owings
Assistant Director
July 17, 2009

     “A.C. Moore believes that to attract and retain qualified management, pay levels (including base salary, incentive compensation and benefits) should be targeted at the 50th percentile or median of pay levels of comparable positions at comparable companies in the market. Actual compensation may vary from these targets based on several factors, including individual performance, experience, roles and responsibilities and A.C. Moore performance. In 2007, the Committee used survey data of pay levels provided by the outside consultant from the following retail companies selected by the consultant as comparable to A.C. Moore to enable the Committee to conduct benchmarking: 99 Cents Only Stores, Books-A-Million, Build-A-Bear Workshop, Cato Corp., Cost Plus, Deb Shops, Golfsmith International, Gymboree, Hancock Fabrics, Hibbett Sporting Goods, Jo-Ann Stores, Inc., Kirkland’s, Mother’s Work, Pier 1 Imports, Shoe Carnival, Tuesday Morning and United Retail Group. In 2008, to further analyze the base salaries of A.C. Moore’s management relative to executives in the retail industry, the Committee used the consultant’s retail market data, which encompasses the consultant’s retail industry report of one hundred retailers of all types.”
25.	We note your statement on page 8 that “[f]or performance in fiscal 2008, except for the Chief Executive Officer, participants [in your Annual Incentive Plan] were eligible to receive a cash payment depending on both A.C. Moore’s performance relative to Company metrics and the individual’s achievement of pre-determined, measurable performance goals.” For Mr. Jeffries, Mr. Zawoysky and Ms. Rhoades, please discuss what aspects of each individual’s performance were evaluated for purposes of this Plan. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company will revise the referenced part of the Compensation Discussion and Analysis by adding the following paragraph which will be contained in the Company’s proxy statement for its annual shareholders meeting in August:
     “The individual performance goals for Mr. Jeffries related to meeting certain timelines for the implementation of improvements to A.C. Moore’s new store prototype, reducing the amount of aged inventory held in the distribution center and launching A.C. Moore’s customer loyalty program. Mr. Zawoysky’s individual performance goals related to reduction in inventory shortage and the implementation of corporate expense savings initiatives. The

H. Christopher Owings
Assistant Director
July 17, 2009

individual goal for Ms. Rhoades was to provide advice and counsel to the Board and members of senior management.”
* * *
     In connection with responding to the foregoing comments, and in the event that the Company requests acceleration of the effective date of the pending registration statement, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (856) 768-4930 or Alan Lieblich of Blank Rome LLP at (215) 569-5693.

Sincerely,
/s/ Amy Rhoades
Amy Rhoades,
Vice President and General Counsel

cc:	Alexandra M. Ledbetter, Staff Attorney Ta Tanisha Meadows, Staff Accountant William Thompson, Accounting Branch Chief